Owlet, Inc.
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84043
March 26, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Margaret Sawicki
Re:       Owlet, Inc.
Registration Statement on Form S-3
File No. 333-285718
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-285718) (the “Registration Statement”) of Owlet, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on March 28, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.

Very truly yours,

OWLET, INC.

By:	/s/ Kirsten O’Donnell
Kristen O’Donnell
General Counsel
cc:         Kurt Workman, Owlet, Inc.
Amanda Twede Crawford, Owlet, Inc.
Drew Capurro, Latham & Watkins LLP